Filed by L3 Technologies, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: L3 Technologies, Inc.
Commission File No. 001-37975

March 12, 2019

IMO ICEBREAKERS

A regular series for L3 employees introducing IMO leaders and their integration objectives

Bob Leskow and Carrie George on Exploring Opportunities to Become More Agile

IMO Leadership Profile

Bob Leskow and Carrie George have both an intricate challenge and an exciting opportunity before them: Planning to harmonize the 2,500-employee Finance function across L3 and Harris.



BIGGERTHAN
Σ(1+1)

"The pace can be likened to running a relay race while navigating a maze at the same time," says Leskow, L3's IMO Finance Lead and former CFO for Aerospace Systems. "It's both challenging and exciting, but we also must work together as a team to win. We have to rely on the expertise of the L3 and Harris leads of six interdependent subteams and coordinate with them on a weekly basis to ensure smooth handoffs and the overall success of the integration."

"As we work through this process, we've been very intentional about considering each other's strengths while also seeing if there are additional solutions beyond what we're currently doing," adds George, IMO Finance Lead and Senior Director of Finance for Harris. "We plan to take the best of both and add in some new ideas that will help us streamline the overall Finance function post-close."

The subteams' scope of operations is wide-ranging, and each will have distinct responsibilities when the merger closes:

- **Accounting** will be responsible for closing the books, external reporting and passing audits.
- **Financial Planning & Analysis (FP&A)** will handle consolidation of financial results and forecasts, driving external guidance.
- **Compliance** will ensure adherence to government regulations and coordinate government communications and indirect cost allocations, with an initial focus on corporate expenses.
- **Tax** will close the books at the end of the fiscal year and prepare new tax provision estimates.
- **Treasury** will ensure proper structure to meet financial obligations at close.
- **Delegation Authority** will coordinate management of corporate policies and procedures for decision-making and signing authority.

According to Leskow and George, detailed planning is paramount, so they are taking a three-phased approach to managing the integration process:

- **Phase 1: Close.** Identify and work toward systems, tools and processes that need to be in place on the day of close.

Phase 2: Post-Close. Identify the tasks that cannot be worked until post-close due to limitations on data sharing. These tasks will be included in the 100-day plan.Phase 3: Long-term Vision. Define a long-term vision for the combined company, which could take up to three years to fully roll out.“While preparing for close is our near-term objective, the end state is where we can really make a difference,” Leskow noted. “Our long-term goal is to improve processes and provide better tools for employees, so we can facilitate an even more agile and efficient workforce.”It is important for Finance employees to know the integration team is preparing to put plans in place that will help the organization grow together and offer employees new opportunities.“Take a program analyst in Finance, for example. We know that analysis is what they really enjoy doing,” George said. “If we can give them new tools to automate data entry, it will free up time for more analysis, which not only gives them more job satisfaction, but it also adds more value to the programs they support.”It will generally be business as usual in the days immediately following the close, but communication and training will be provided over time as new systems, tools, policies and procedures are rolled out.Whether looking short- or long-term, creating a combined Finance function that is stronger and more streamlined – and that employees are happy to be a part of – remains a primary goal.“I’m excited to have the chance to add value to what will become the combined L3 Harris culture,” Leskow said. “It’s gratifying to have the opportunity to work with such talented people and know that our efforts will result in a more efficient and stronger L3 Harris Technologies.”IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND ITThis communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.This communication is being made in respect of the proposed merger transaction between L3 Technologies, Inc. (“L3”) and Harris Corporation (“Harris”). In connection with the proposed merger, Harris filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (Registration No. 333-228829) that includes a Joint Proxy Statement of L3 and Harris and a Prospectus of Harris, as well as other relevant documents regarding the proposed transaction. The Registration Statement, as amended, was declared effective by the SEC on February 20, 2019. L3 and Harris commenced mailing the definitive Joint Proxy Statement/Prospectus to L3 stockholders and Harris stockholders on or about February 25, 2019. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that either or both of L3 or Harris or any of their respective affiliates may file with the SEC or make available to their respective stockholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about L3 and Harris, may be obtained at the SEC’s Internet site (http://www.sec.gov). You are also able to obtain these documents, free of charge, from L3 by accessing L3’s website at https://www.l3t.com/ or from Harris by accessing Harris’ website at https://www.harris.com/.L3 and Harris and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from L3 stockholders and Harris stockholders in respect of the proposed transaction. Information regarding L3’s directors and executive officers is contained in L3’s Annual

 Report on Form 10-K for the year ended December 31, 2018 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC. Information regarding Harris’ directors and executive officers is contained in Harris’ Annual Report on Form 10-K for the year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.FORWARD-LOOKING STATEMENTSCertain of the matters discussed in this communication are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than historical facts may be forward- looking statements; words such as “may,” “will,” “should,” “likely,” “projects,” “financial guidance,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions are used to identify forward- looking statements. L3 and Harris caution investors that these statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond L3’s and Harris’ control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. In addition to factors previously disclosed in L3’s and Harris’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of L3 and Harris to terminate the definitive merger agreement between L3 and Harris; the outcome of any legal proceedings that have been or may be instituted against L3, Harris or their respective directors; the risk that the stockholder approvals of L3 or Harris may not be obtained on the expected schedule or at all; the ability to obtain regulatory approvals and satisfy other closing conditions to the merger in a timely manner or at all, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the L3 and Harris businesses or fully realizing anticipated cost savings and other benefits; business disruptions from the proposed merger that may harm L3’s or Harris’ businesses, including current plans and operations; any announcement relating to the proposed transaction could have adverse effects on the ability of L3 or Harris to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. government and other governments, or on L3’s or Harris’ operating results and businesses generally; the risk that the announcement of the proposed transaction could have adverse effects on the market price of the common stock of either or both of L3’s and Harris’ common stock and the uncertainty as to the long-term value of the common stock of the combined company following the merger; certain restrictions during the pendency of the merger that may impact L3’s or Harris’ ability to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which L3 and Harris operate; and events beyond L3’s and Harris’ control, such as acts of terrorism.These forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither L3 nor Harris undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in L3’s and Harris’ Joint Proxy Statement/Prospectus that forms part of the Registration Statement on Form S-4 filed by Harris and the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in L3’s and Harris’ most recent reports on Form 10-K for the years ended December 31, 2018 and June 29, 2018, respectively, and any material updates to these factors contained in any of L3’s and Harris’ subsequent and future filings.As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Given these uncertainties, you should not place any reliance on these forward-looking statements. ###

 Integration Management Office (IMO)L3 Technologies, Inc. and Harris Corporation